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CORPORATE PARTICIPANTS

Erik Knettel

Grayling -IR

Edward Rubin

Rodman & Renshaw Capital Group Inc. - President, CEO

Tony Sanfilippo

Hudson Holding Corporation - CEO

Dave Horin

Rodman & Renshaw Capital Group Inc. - CFO

CONFERENCE CALL PARTICIPANTS

Devin Ryan

Sandler O’Neill - Analyst

PRESENTATION

Operator

Greetings, and welcome to the Rodman & Renshaw and Hudson Holding Corporation strategic merger conference call. At this time, all participants are in a listen-only mode. A question-and-answer session will follow the presentation. (Operator Instructions). As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Erik Knettel, Investor Relations for Rodman & Renshaw. Thank you, Mr. Knettel. You may begin.

Erik Knettel - Grayling - IR

Thank you, Diego. Before we begin today’s call, I would like to remind listeners that this presentation may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not statements of fact or guarantees of performance. They are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those discussed in the statements.

These forward-looking statements may also include comments regarding the merger of Rodman & Renshaw Capital Group Inc. and Hudson Holding Corporation. To supplement our financial statements presented in accordance with GAAP, we may discuss certain non-GAAP measures of financial performance and liquidity. These non-GAAP measures should be considered together with the Companies’ GAAP results.

And finally, for a discussion of risks and uncertainties in our business, please see the risk factors affecting the Company and the financial services industry in the Company’s annual report on Form 10-K. At the end of the call, we will provide information on where to find additional information and disclosures.

With that, I would like to turn the call over to the CEO of Rodman, Mr. Edward Rubin.

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Edward Rubin - Rodman & Renshaw Capital Group Inc. - President, CEO

Thank you, Erik. Good morning, everyone, and thank you for joining today’s conference call. We at Rodman are thrilled to be starting 2011 off on a high note and are very excited about today’s announcement relating to the acquisition by Rodman of Hudson Holding Corporation. We are equally excited that Tony Sanfilippo, the current CEO of Hudson, who is with me this morning, and Ajay Sareen, the current Chief Administrative Officer of Hudson, will be joining our executive leadership team.

Tony and Ajay have over 50 years of combined experience in building and operating sales and trading platforms, including at Knight and Jefferies. Tony was the former head of US Equity Trading at Jefferies & Company, and President and CEO of Knight Capital Markets. Ajay was the former Chief Financial Officer for Equity Sales and Trading at Jefferies.

For those of you who may be less familiar with the respective firms’ backgrounds, let me provide you with a brief overview of Rodman and Hudson to provide you with a framework to understand our view of the strategic benefits of this transaction.

Rodman is an investment bank with a core focus on capital-raising for growth companies, primarily in the healthcare, China, energy and the metals and mining sectors. And we have been for many years the leader in PIPE and registered direct banking transactions. In 2010, we completed over 77 PIPE and registered direct transactions, raising in excess of $1.2 billion.

We have also significantly grown our underwritten transaction business. In 2010, we completed over 35 underwritten financings, raising in excess of $1.7 billion.

As we have stated in the past, Rodman’s revenue can be lumpy because of our focus on corporate finance transaction. And although we hold our own when capital markets are performing well, our revenues have suffered in down markets because we do not have a sufficient sales and trading platform or advisory business.

Hudson’s sales and trading revenue, on the other hand, has been more predictable and thus is an ideal fit with Rodman’s existing business. Hudson currently makes markets in over 12,000 stocks, serving as a liquidity provider to over 400 institutions, hedge funds and asset managers, complementing its 200 broker-dealer clients. In addition to being a top marketmaker in small-cap stocks, Hudson’s product offerings includes global execution capabilities in over 30 markets around the world, a full-service equity derivatives desk, expertise in trading in distressed equities, commission management and client direct market access.

The transaction is valued at approximately $7 million, based upon the $2.69 valuation per share of Rodman’s stock. The exchange ratio and aggregate acquisition consideration are subject to adjustments, up or down, based upon the net liquid assets of Hudson at the effective time of acquisition.

We expect to achieve substantial operating cost savings and efficiencies post-closing, following a transition and integration period. As a result, we expect the transaction to be neutral to earnings by the fourth quarter of 2011 and accretive in 2012.

Now I would like to turn the call over to Tony Sanfilippo, Hudson’s Chief Executive Officer, to discuss Hudson’s business in more detail and (inaudible) his insights into the benefits of the proposed transaction.

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Tony Sanfilippo - Hudson Holding Corporation - CEO

Thank you, Ed. I joined Hudson in October of 2009 with the goal of building a full-service firm with a focus on growth companies. Hudson already had a strong trading platform and market-making franchise in place. Over the past year, we’ve added research content, expanded our sales distribution and started to build out investment banking. We also increased our derivative trading capabilities and added additional corporate services.

The financial headwinds of 2010 made it clear that scalability was needed to better serve Hudson’s growing client base, which is very similar to Rodman’s. The ability to recruit talented individuals is directly dependent on having a strong product offering that includes quality research, corporate access and investment banking deal flow. The combination with Rodman will now make our platforms very attractive in the competitive landscape. Our greatly diversified product offering will not only help our recruiting efforts, but it will also allow us to better serve our clients and expand our geographical footprint.

With the Rodman combination in mind, this past Monday, January 3, 2011, we opened a Boston office, extending our reach in institutional sales and trading. The Boston office was launched with the hiring of three industry veterans, each with over 25 years of experience and extensive relationships in the Boston investment community.

Blaine Carroll, our senior communications equipment research analyst, who covers a broad range of small- to large-cap wireless equipment companies, will also be based out of our Boston office.

The merger with Rodman will accelerate the expansion of our research platform, substantially extending the reach of our current team, which includes coverage of the US aviation industry, industrials and the gaming, lodging and leisure sectors.

An immediate benefit of the combination will be on the trading front. Many of Rodman’s buy-side clients trade small-cap stocks through Hudson’s robust trading platform. The synergies of the two platforms will give our combined clients access to Rodman’s extensive investment banking deal flow and the ability to benefit from Hudson’s established market-making, derivative trading and block trading ability, which are services that Rodman’s business does not currently focus on.

Also, the combined Company will now have the trading capability to more effectively monetize Rodman’s significant warrant portfolio.

I am very excited by the proposed transaction and joining Rodman’s leadership team. Both Rodman and Hudson serve as liquidity providers for the small-cap companies, and the combination will facilitate our ability to bring complementary products and services to our clients. We could not have sought a better partner in terms of corresponding skills, culture and future vision, and we look forward to creating the leading investment bank for growth companies.

I will now turn the call back to Ed.

Edward Rubin - Rodman & Renshaw Capital Group Inc. - President, CEO

Thank you, Tony. As you can see, on a combined basis, Rodman will expand its scope and reach as a full-service investment bank, providing premier investment banking, sales and trading and research services, which will strengthen our position as a leading investment bank for growth companies.

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On a combined basis, we will continue to be headquartered in New York City, and will have offices in Jersey City, Norwalk, Connecticut, Boston, Chicago, Cleveland, Houston, Boca Raton and Tinton Falls, New Jersey. We will also explore expansion into other key geographic areas, including Southern and Northern California, so we can better serve our West Coast and Asian clients.

We will add Hudson’s investment banking capabilities to our leading PIPEs and RD practice and to our strong and growing underwritten financing business. We will add Hudson’s established and broad-based sales and trading franchise onto our platform, and the acquisition will enhance and expand Rodman’s research franchise, expanding coverage to key sectors including transportation, gaming, leisure, wireless technology and industrial. On a combined basis, we will provide coverage in over 280 companies.

I hope that this helps you understand the strategic driver behind this transaction and the value proposition that we believe it presents for both Rodman and Hudson stockholders. I will now turn the call over to Rodman’s Chief Financial Officer, Dave Horin, who will discuss some of the financial-related information regarding the acquisition.

Dave Horin - Rodman & Renshaw Capital Group Inc. - CFO

Thank you, Ed. Based upon each company’s most recent trailing 12 months results for the period ended September 30, 2010, the combined entity would have estimated sales and trading and investment banking revenue of approximately $130 million. Hudson generated $34 million of sales, trading and commission revenue and $2 million of investment banking revenue during the 12-month period ended September 30, 2010.

Rodman generated $90 million of investment banking revenue and $4 million of commission revenue for the comparable period.

For the 12 months ended December 31, 2010, Rodman generated approximately $87 million of investment banking revenue and approximately $4 million of commission revenue, including approximately $22 million of investment banking revenue and approximately $1 million of commission revenue in the fourth quarter of 2010.

During 2010, Rodman completed over 100 deals, raising in excess of $3 billion. On the PIPE and registered direct side, we completed 77 PIPE and registered direct transactions in 2010, raising over $1.2 billion. On the underwritten financing side, we completed over 35 transactions in 2010, raising over $1.7 billion.

Our 2010 corporate finance results are comparable to 2009 despite a 4.5-month period after the May 2010 flash crash, where the markets were very challenging.

In my past life at Jefferies, where I served as Chief Accounting Officer, I worked extensively with Ajay and Tony. Together, we will continue to implement Rodman’s prudent approach to non-compensation expense, especially in terms of technology expenses, real estate costs, professional fees, data charges and clearing expenses.

Naturally, the consolidation of two companies, particularly two public companies, will result in reduced costs, and we anticipate that total cost savings could be in excess of $7 million. As a result, as Ed indicated, Rodman expects the transaction to be neutral to earnings by the fourth quarter of 2011 and accretive in 2012.

Finally, on the revenue enhancement front, over 2000 buy-side clients attend our conferences annually. And at our September 2010 conference, there were approximately 3000 one-on-one meetings between investors and presenting companies. We believe that with the acquisition of

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Hudson, we will be able to further monetize the conference by generating increased sales and trading revenues. This additional revenue with other conference-related revenue [should] further offset the cost of our future conferences.

I will now turn the call back to Ed for some closing thoughts.

Edward Rubin - Rodman & Renshaw Capital Group Inc. - President, CEO

Thank you, Dave. Early last year, we analyzed our firm, our competitors, our clients and our future. We recognized there were tremendous opportunities to fill a much-needed role serving growth-oriented companies and their investors. We recognized that the trend of consolidation and entrenchment in investment banking was working in our favor. Many of our primary competitors are gone, having been swallowed up by bigger firms, by attrition or by refocusing their business and adjusting the markets they serve.

In our opinion, the US investment banking world is presently divided into Goldman Sachs and Morgan Stanley, and yes, of course, we realize that technically they are commercial banks now. Then there is Jefferies, and then there are a series of smaller firms, with Rodman being among them, trying to establish themselves as the go-to investment bank for small- to mid-cap growth companies.

With the acquisition of Hudson and the addition of a leading sales and trading business under Rodman’s platform and the expansion of our research scope, we believe this acquisition will provide us with unique advantages that will allow us to further differentiate ourselves from our current competitors.

An expansion of our executive leadership team to include both Tony and Ajay adds invaluable depth and experience to Rodman. During his 5.5-year tenure with Knight, Tony was instrumental in Knight achieving its status as the leading market-making firm worldwide. Further, Tony and Ajay were members of the team that built Jefferies to where it is today. Their experience and leadership will be vital in now establishing Rodman as the go-to investment bank for growth companies.

Following the closing of the merger, which is expected to occur in the second quarter, we will focus on continued growth in our investment banking, sales and trading and research segments. And we will seek to layer synergistic products and services under our platform, including advisory services.

We believe that Rodman’s well-established core strength and disciplined approach to this business, combined with its identified growth plans, will make it that go-to investment bank for growth companies. We will now entertain your questions.

QUESTION AND ANSWER

Operator

(Operator Instructions) Devin Ryan, Sandler O’Neill.

Devin Ryan - Sandler O’Neill - Analyst

Good morning, guys. Congratulations on the merger. Can you guys just talk a little bit more about the cost savings? Is there going to be a one-time charge in the third quarter? I didn’t hear that. And then just any additional detail you can give on how accretive the deal could be once the savings are realized.

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Dave Horin - Rodman & Renshaw Capital Group Inc. - CFO

Sure. Like we said, in the earnings report in the release, the transaction is expected to close sometime during the second quarter of 2011. As far as one-time charges, I don’t think there is going to be very material charges. However, there will be some — obviously, with two mergers of public companies, there will be some increased legal and professional fees and service expense, as well as some severance expense.

As far as the cost savings of the $7 million, it can really be broken up in a few areas. Number one, with two public companies merging, you do have duplicatous public company expense, which includes the boards, auditors, transfer agents, IR firms. There is going to be some redundant technology expenses that we are going to consolidate. As well as one of the big factors is the consolidation of facilities. We have excess space here at Rodman, and we are lucky that Hudson, the Jersey City space, has a short-term lease that goes until sometime in mid-2012.

Devin Ryan - Sandler O’Neill - Analyst

Got it. Okay. Thanks. And then it looks like after the deal closes, the commission business is going to be roughly 25% to maybe 30% of revenues in a more normal year for you guys. Is that the right level going forward? Do you kind of want that commission to be a third of the business, or should it be bigger? I know you guys — you are talking about recruiting individuals and expanding once you are on the same platform.

But I guess I’m just trying to think — is it going to become an even bigger business than just mashing the revenues together, or should it just grow like the rest of your business will grow?

Edward Rubin - Rodman & Renshaw Capital Group Inc. - President, CEO

Devin, as we’ve mentioned in past conversations and calls, we don’t have a particular percentage revenue mix in mind. However, we want all areas of the firm to grow, and neither one at the expense of any other part of the business. So we do expect investment banking to continue to grow, and we do expect sales and trading to continue to grow. We will continue hiring people, expanding, and, as in the past, opportunistically taking advantage of the continuing [duplications] in the investment banking community.

Devin Ryan - Sandler O’Neill - Analyst

Okay. And then just looking at Hudson’s balance sheet, it looks like they had about $7 million in cash in the last quarter. What is the — I guess maybe the net cash level currently? Is it about that same level? And also, do they have any meaningful trading inventories or what kind of levels of trading inventories do they run?

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Dave Horin - Rodman & Renshaw Capital Group Inc. - CFO

As far as the net cash, that information is not currently available yet. It is not public. They are still closing their books. So we don’t want to give a number that is false.

However, as far as position, it is not a huge — it is a facilitation business and not really a cross-trading business, so the level of positions is not that great. Most of their securities, as has been disclosed in their September 10-Q, are Level 1 type securities, and if Level 2, they’re in the corporate bond nature. So they are more liquid than typically what Rodman has, which is a lot of Level 3 warrants.

Devin Ryan - Sandler O’Neill - Analyst

Okay. And then just also, it looks like Hudson has some net operating losses or NOLs. With this acquisition, can you carry them forward, and I guess is there a level that you could use going forward?

Dave Horin - Rodman & Renshaw Capital Group Inc. - CFO

Sure. So Hudson, the purchase price, as you are aware of, is $7 million. With any change of control — change of control provision under the IRS Code, Section 382, there is a limitation of how much you can carry back. And just based on the math, it is about $300,000 of NOLs per year. But that does go for 20 years going forward. So although the number per year is low, over an extended period of time, it is quite a significant number — in excess of about — if I did the math right — in excess of about $6 million on a gross basis.

Devin Ryan - Sandler O’Neill - Analyst

Okay, great. And then just looking at the pipeline, it seemed like the year ended on a good note for you guys. Clearly understand that it is going to be market-sensitive going forward, but just want to get a sense of what you guys are seeing out there. You gave a revenue number for the quarter. Could you just talk a little bit about how the pipeline is looking starting 2011?

Edward Rubin - Rodman & Renshaw Capital Group Inc. - President, CEO

In the fourth quarter, we completed 17 public offerings and 22 PIPE or registered direct financings. And we remained active even during the very last week of the year, between Christmas and New Year’s, which is usually very slow. We closed four deals that week.

We also began 2011 very actively. We completed three deals so far this week for Chinese companies, including raising $24 million for China Integrated Energy this past Monday, after raising $15 million for the same company on December 28. So our pipeline continues to be robust.

As for public deals, we have 18 deals currently in registration. So subject to market conditions remaining favorable, we expect an active first quarter with respect to underwritten deals.

As you know, we do not yet engage on PIPEs or register direct transactions until shortly before the deal is launched. However, we have a solid roster of potential deals there as well. So we at, this point in time, given how the first week of 2011 is going and assuming markets hold up, we are quite optimistic about what the first quarter will look like for us.

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Devin Ryan - Sandler O’Neill - Analyst

Okay. Great. Well, that’s it for me. Thanks a lot, guys. Congrats again.

Operator

Thank you. At this time, I would like to turn the floor back to Edward Rubin for closing remarks. Thank you.

Edward Rubin - Rodman & Renshaw Capital Group Inc. - President, CEO

Thanks. I would like to thank everyone for joining us this morning. But before we sign off, I will turn the call back to the moderator to address certain regulatory matters.

Company Moderator

Thank you, Mr. Rubin. In connection with the proposed merger, Rodman will file a registration statement on Form S-4 containing a proxy statement of Hudson that also constitutes a prospectus of Rodman and other relevant documents relating to the merger of Hudson with the SEC.

Rodman and Hudson stockholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement prospectus that will be part of the registration statement, because they will contain important information about Rodman, Hudson and the proposed transaction.

The final proxy statement prospectus will be mailed to stockholders of Hudson. Investors and security holders will be able to obtain free copies of the registration statement and proxy prospectus when available, as well as other filed documents containing information about Rodman and Hudson, without charge, at the SEC’s website, www.SEC.gov.

With respect to the proxy solicitation, Rodman, Hudson and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from the stockholders of Hudson with respect to the proposed transaction. More detailed information regarding the identity of the potential participants and their direct or indirect interests, by security holdings or otherwise, will be set forth in the registration statement and proxy prospectus and other materials to be filed with the SEC in connection with the proposed transaction.

Information regarding Rodman’s directors and executive officers is also available on Rodman’s definitive proxy statement for its 2010 annual meeting of stockholders, filed with the SEC on March 26, 2010. Information regarding Hudson’s directors and executive officers is also available on Hudson’s annual report on Form 10-K, filed with the SEC on June 29, 2010. These documents are available free of charge at the SEC’s website at www.SEC.gov, and from Rodman and Hudson’s investor relations.

Thank you. This concludes our presentation.

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Operator

Thank you. This concludes today’s teleconference. You may disconnect your lines at this time. Thank you all for your participation.

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Cautionary Note Regarding Forward-Looking Statements

Statements in this communication that relate to Rodman’s or Hudson’s future plans, objectives, expectations, performance, events and the like may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Rodman and Hudson intend that all such statements be subject to the “safe harbor” provisions of those Acts. Future events, risks and uncertainties, individually or in the aggregate, could cause our actual results to differ materially from those expressed or implied in these forward-looking statements. The material factors and assumptions that could cause actual results to differ materially from current expectations include, without limitation, the following: (1) the inability to close the merger in a timely manner; (2) the inability to complete the merger due to the failure to obtain stockholder approval and adoption of the merger agreement and approval of the merger or the failure to satisfy other conditions to completion of the merger, including required regulatory and court approvals; (3) the failure of the transaction to close for any other reason; (4) the possibility that the integration of Hudson’s business and operations with those of Rodman may be more difficult and/or take longer than anticipated, may be more costly than anticipated and may have unanticipated adverse results relating to Hudson’s or Rodman’s existing businesses; (5) the challenges of integrating and retaining key employees; (6) the effect of the announcement of the transaction on Rodman’s, Hudson’s or the combined company’s respective business relationships, operating results and business generally; (7) the possibility that the anticipated synergies and cost savings of the merger will not be realized, or will not be realized within the expected time period; (8) the possibility that the merger may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (9) the challenges of maintaining and

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increasing revenues on a combined company basis following the close of the merger; (10) diversion of management’s attention from ongoing business concerns; (11) general competitive, economic, political and market conditions and fluctuations; (12) actions taken or conditions imposed by the United States and foreign governments; (13) adverse outcomes of pending or threatened litigation or government investigations; (14) the impact of competition in the industries and in the specific markets in which Rodman and Hudson, respectively, operate; (15) Rodman’s projected 2010 year end and fourth quarter results; and (16) other factors that may affect future results of the combined company described in the section entitled “Risk Factors” in the proxy statement/prospectus to be mailed to Hudson’s stockholders and in Rodman’s and Hudson’s respective filings with the U.S. Securities and Exchange Commission (“SEC”) that are available on the SEC’s website located at www.sec.gov, including the sections entitled “Risk Factors” in Rodman’s Form 10-K for the fiscal year ended December 31, 2009, and “Risk Factors” in Hudson’s Form 10-K for the fiscal year ended March 31, 2010. Readers are strongly urged to read the full cautionary statements contained in those materials. We assume no obligation to update any forward-looking statements to reflect events that occur or circumstances that exist after the date on which they were made.

Additional Information

In connection with the proposed merger, Rodman will file a registration statement on Form S-4 containing a proxy statement of Hudson that also constitutes a prospectus of Rodman and other relevant documents relating to the merger of Hudson with the SEC. Rodman and Hudson stockholders are urged to read the registration statement and any other relevant documents filed with the SEC, including the proxy statement/prospectus that will be part of the registration statement, because they will contain important information about Rodman, Hudson and the proposed transaction. The final proxy statement/prospectus will be mailed to stockholders of Hudson. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (when available) as well as other filed documents containing information about Rodman and Hudson, without charge, at the SEC’s website (www.sec.gov). Free copies of Rodman’s SEC filings are also available on Rodman’s website (www.rodm.com), and free copies of Hudson’s SEC filings are available on Hudson’s website (www.hudsonholdingcorp.com). Free copies of Rodman’s filings also may be obtained by directing a request to Rodman’s CFO by phone to (212) 356-0500 or in writing to Rodman & Renshaw Capital Group, Inc., Attention: CFO, 1251 Avenue of the Americas, 20th Floor, New York, NY 10020. Free copies of Hudson’s filings also may be obtained by directing a request to Hudson’s Investor Relations by phone to (201) 216-0100, or in writing to Hudson Holdings Corporation, 111 Town Square Place, Suite 1500A, Jersey City, NJ 07310 Attention: CEO.

Proxy Solicitation

Rodman, Hudson and their respective directors and executive officers may be deemed, under SEC rules, to be participants in the solicitation of proxies from the stockholders of Hudson with respect to the proposed transaction. More detailed information regarding the identity of the potential participants, and their direct or indirect interests, by securities holdings or otherwise, will be set forth in the registration statement and proxy statement/prospectus and other materials to be filed with the SEC in connection with the proposed transaction. Information regarding Rodman’s directors and executive officers is also available in Rodman’s definitive proxy statement for its 2010 Annual Meeting of

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Stockholders filed with the SEC on March 26, 2010. Information regarding Hudson’s directors and executive officers is also available in Hudson’s Annual Report on Form 10-K filed with the SEC on June 29, 2010. These documents are available free of charge at the SEC’s web site at www.sec.gov.